File No. 70-9641

                          (As filed November 20, 2000)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  POST- EFFECTIVE AMENDMENT NO. 6 ON FORM U-1/A
                             APPLICATION/DECLARATION
                                      under
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
            -------------------------------------------------------
                  (Name of companies filing this statement and
                    addresses of principal executive offices)

                                      None
            -------------------------------------------------------
        (Name of top registered holding company parent of each applicant)

                               Steven L. Zelkowitz
                    Senior Vice President and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
            -------------------------------------------------------
                     (Name and address of agent for service)

                    The Commission is also requested to send
                 copies of any communications in connection with
                                 this matter to:


Kenneth M. Simon, Esq.
Laura V. Szabo, Esq.
Dickstein Shapiro Morin
& Oshinsky LLP
2101 L Street, NW
Washington, D.C.  20037

                        POST-EFFECTIVE AMENDMENT No. 6 TO
                          APPLICATION/DECLARATION UNDER
                           SECTION 9, 10 AND 11 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


          This   post-effective   Amendment   No.   6   amends   the   Form  U-1
Application/Declaration previously filed in this proceeding with the Securities and Exchange Commission in the following respects:1

Item 6.  Exhibits

          The following exhibit is attached hereto:

                  Exhibit F-2 - Past Tense Opinion of Counsel


                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be singed on its behalf by the undersigned officer thereunto duly authorized.

                                      KEYSPAN CORPORATION



                                      /s/ Steven Zelkowitz
                                      --------------------------
                                      Steven Zelkowitz
                                      Senior Vice President and General
                                      Counsel


-------------
1 ACJ Acquisition LLC was merged out of existence as a result of the consummation of the transactions described in the U-1 as amended.